April 15, 2009

Mark C. Amorosi

D 202.778.9351

F 202.778.9100

mark.amorosi@klgates.com

VIA IDEA

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 60 to the Registration

Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on March 17, 2009 concerning Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2009, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 65 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

1.	Portfolio Structure

Please explain to the staff the basis upon which the AXA Growth Strategy Portfolio, to be structured as a fund-of funds portfolio, complies with the applicable sections and rules under the Investment Company Act of 1940, as amended (“1940 Act”).

The Portfolio will be structured as a fund-of-funds in compliance with Section 12(d)(1)(G) of the 1940 Act and the rules thereunder. The Portfolio reserves the right to rely on any other exemption available under the 1940 Act and rules or orders thereunder and any other relevant SEC or SEC staff interpretation.

Sonny Oh

April 15, 2009

2.	Contents of the Registration Statement

Following “Part A” and “Part B” of the “Contents of Registration Statement” page, the terms “Prospectus” and “Statement of Additional Information,” respectively, are used but have not been defined. Please define these terms and use them consistently throughout the registration statement, for example, the context in which “Prospectus” is used at end of the “Contents of Registration Statement” page (as well “Statement of Additional Information”), on the front cover page, and at the end of “ETF’s Risk” on page 7.

The Trust has revised the relevant references to “Prospectus” and “Statement of Additional Information” as appropriate.

PROSPECTUS SUPPLEMENT

1.	General

Please switch the order of “More About Investment Strategies & Risks” and “Fees and Expenses of the Portfolio” in accordance with General Instruction C.3.(a) of Form N-1A.

The Trust has made the requested change.

2.	Front Cover Page

Please note the absence of disclosure on the front cover page regarding possible unavailability of the Portfolio in particular Contracts.

The Trust has added the relevant disclosure.

3.	Table of Contents

Please confirm accuracy of the revised caption “AXA Conservative Strategy Portfolio Services” here as well as throughout the registration statement, for example, the second paragraph under “The Portfolio at a Glance” on page 1.

The Trust has revised all references to “AXA Conservative Strategy Portfolio” to accurately refer to “AXA Growth Strategy Portfolio.”

Sonny Oh

April 15, 2009

4.	The Portfolio at a Glance

Please specify whether the last sentence preceding the chart on page 2 is applicable to one or both available classes and in the same sentence, delete the “s” from “Portfolios.”

The Trust has deleted “s” from “Portfolios” as requested. The Trust has not made any additional changes in response to this comment because the Trust believes the disclosure is otherwise clear.

5.	Goals, Strategies & Risks - Principal Investment Risks

(a)	Please add “ETFs Risk” described on page 7 to the list of risks associated with an Underlying Portfolio’s investments in equity securities.

The Trust has made the requested change.

(b)	Please clarify reference to “asset categories” under “Portfolio Management Risk” and the two references in the second paragraph on page 17.

The Trust has deleted the references to “asset categories.”

(c)	Please provide the reference to where information regarding the Trust’s policies on portfolio holdings disclosure may be found (see Item 4(d)).

The Trust has not made any changes in response to this comment. The Trust notes that the Prospectus for the AXA Strategic Allocation Series Portfolios to which the Supplement in the Post-Effective Amendment relates includes the relevant disclosure.

6.	More About Investment Strategies & Risks

(a)	Given the breakout of risks as those associated with equity, fixed income, or foreign securities, please move the “Foreign Investing and Emerging Markets” disclosure on page 7 to the introduction to the “Risks of Foreign Securities Investments” beginning on page 9. If not, please add the risk to the list of “risks associated with an Underlying Portfolio’s investments in equity securities” and “fixed income securities” and add a corresponding “Foreign Investing and Emerging Markets” section to “Risks of Fixed Income Investments” beginning on page 8.

The Trust has deleted the disclosure associated with Foreign Investing and Emerging Markets Risk from “More About Investment Strategies & Risks –

Sonny Oh

April 15, 2009

Risks of Equity Investments.” The relevant disclosure is included in “More About Investment Strategies & Risks – Risks of Foreign Securities Investments – Foreign Investing Risk.”

(b)	Please provide a description of lower-rated securities risk and mortgage-backed and asset-backed securities risk associated with an Underlying Portfolio’s investments in fixed income securities as provided in the risk portion of each portfolio summary.

The Trust has added Mortgage-Backed and Asset-Backed Securities Risk to “More About Investment Strategies & Risks – Risks of Fixed Income Investments.” The Trust has deleted the reference to “lower-rated securities risk” from “Risks Associated with Underlying Portfolios” as this risk is not a principal risk of any of the Underlying Portfolios in which the Portfolio invests.

(c)	Please reconcile the lack of revisions to the first paragraph under “Risks of Foreign Securities” on page 9 with the revisions of the first paragraphs under “Risk of Equity Investments” on page 6 and “Risks of Fixed Income Investments” on page 8.

The Trust has reconciled the disclosure.

7.	Information Regarding the Underlying Portfolios

Given that the principal risks of the Portfolio are comprised of all the principal risks of the Underlying Portfolios, please confirm that all principal risks as provided in the chart have been included in the principal risks portion of the Portfolio summary and also described in “More About Investment Strategies & Risks” beginning on page 5. For example, note absence of “zero coupon risk” and “pay-in-kind securities risk” that appear in the first and second row, respectively, of the chart on page 11.

The Trust confirms that the principal risks of the Underlying Portfolios are included in “Risks Associated with Underlying Portfolios” and “More About Investment Strategies & Risks,” as appropriate.

8.	Portfolio Fees and Expenses

(a)	Please add after the second sentence of the preamble to the annual portfolio operating expense table that, if such fees and expenses were reflected, overall fees and expenses would be higher.

The Trust has made the requested change.

Sonny Oh

April 15, 2009

(b)	Please modify the last sentence of the preamble to the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust has reorganized the language in the preamble to clarify that the relevant statement refers only to fees imposed at the Portfolio level and that information about Contract fees and expenses may be found in the Contract prospectuses.

(c)	Please clarify the third bullet point under “Example” on page 16.

The Trust has made the requested change.

(d)	In the second paragraph under “Example,” please modify the statement that costs would be the same whether or not you redeemed your shares at the end of these periods. The statement is misleading because many contracts impose a contingent deferred sales charge at the end of 1 and 3 years.

The Trust respectfully disagrees with the comment, but has revised the disclosure to further clarify that Contract fees and charges are not reflected in the Example.

9.	Management Team

If applicable, please add disclosure in response to Item 5(a)(3), Legal Proceedings.

The Trust has not made any changes in response to this comment because the above-referenced item is inapplicable.

10.	Additional Information

Please reconcile the reference to “co-distributors” in the second to last paragraph in the introduction on page i with that to the “Distributor” in this section of the “Prospectus.”

The Trust notes that the term “Distributor” is not referenced in this section of the Supplement; however, the Trust confirms that it consistently refers to “Co-Distributors” in the Prospectus for the AXA Strategic Allocation Series Portfolios to which the Supplement included in the Post-Effective Amendment relates.

Sonny Oh

April 15, 2009

11.	Back Cover Page

Please confirm compliance with Item 1(b) including SEC contact information and the availability of information on the Trust’s website.

The Trust notes that the Supplement does not include a back cover page; however, the Trust confirms that the relevant disclosure is included on the back cover page of the Prospectus for the AXA Strategic Allocation Series Portfolios to which the Supplement included in the Post-Effective Amendment relates.

SUPPLEMENT TO STATEMENT OF ADDITIONAL INFORMATION

1.

Please revise the 4th paragraph beginning with “All references” to insert “or Portfolios” between “Portfolio” and “also” to be consistent with definition of these terms in the third paragraph under “Description of the Trust” on page 2 of the statement of additional information (“SAI”) for PEA No. 59.

The Trust has made the requested change.

2.	Please specify which revisions apply to which tables provided in Appendix A and make sure first table revision matches the table it is supplementing, e.g., first caption of first column.

The Trust has made the requested changes.

3.	Also, in lieu of narrative revision, please provide tabular revision that should be added to latter table regarding ownership in Appendix A to SA1 for PEA No. 59.

The Trust has made the requested change.

PART C

1.	Please confirm that the location of all exhibits has been provided, for example, Item 23(n).

The Trust confirms that the location of all exhibits has been provided.

2.	Please confirm compliance with the disclosure requirements of Item 24.

The Trust believes that the disclosure included in response to Item 24 is responsive to the requirements of that item.

Sonny Oh

April 15, 2009

MISCELLANEOUS

Please provide “Tandy” representations and a response letter in the form of an IDEA correspondence in regards this post-effective amendment. However, please provide a response to General Comment 1 and Prospectus Comments 1 and 8 in the form of an IDEA correspondence prior to the effective date of the filing.

This response letter, as well as a letter providing “Tandy” representations, has been filed in the form of IDEA correspondence with Post-Effective Amendment No. 65. In addition, a letter responding to the select comments noted above was filed with the SEC in the form of IDEA correspondence on April 8, 2009.

*        *        *        *        *

Should you have any further comments on these matters, or any questions, please contact William MacGregor of AXA Equitable Life Insurance Company at (212) 314-5280, Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.

William MacGregor, Esq.

AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.

Andrea Ottomanelli Magovern, Esq.

K&L Gates LLP